January 21, 2022

VIA EDGAR AND EMAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lisa Larkin

Re:	Blackstone Senior Floating Rate Term Fund

Registration Statement on Form N-2, File Nos. 333-261457 and 811-22393

Ladies and Gentlemen:

On behalf of Blackstone Senior Floating Rate Term Fund (the “Fund”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 3, 2022, relating to the above-referenced registration statement of the Fund (the “Registration Statement”) filed with the Commission on December 2, 2021, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), through the Commission’s electronic data gathering, analysis and retrieval system.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

General

1.	The Fund has not filed an N-2 initial registration statement for more than 3 years. Please explain how this is consistent with Rule 415(a)(5).

The Fund is a listed closed-end fund and has not engaged in any recent public offering that would have required an effective registration statement.

Prospectus

2.	On the cover page of the Prospectus under “Investment Strategies”, please confirm that the 80% test is equivalent to net assets plus borrowing for investment purposes under Rule 35d-1.

The Fund confirms that the 80% test is equivalent to net assets plus borrowing for investment purposes under Rule 35d-1.

3.

Please ensure that all disclosure related to LIBOR is appropriately tailored to current circumstances. See “SEC Staff Statement on LIBOR Transition—Key Considerations for Market Participants,” December 7, 2021.

The Fund believes that its current disclosure related to LIBOR is appropriately tailored to current circumstances.

4.

The Staff notes that the “Leverage” paragraph on the cover states, in part, “Furthermore, the Fund may add leverage to its portfolio through the issuance of preferred shares (“Preferred Shares,” collectively with the Common Shares, “Shares”) and may in the future continue to use leverage through such issuances in an aggregate amount of up to 33 1/3% of the Fund’s total assets immediately after such issuance.” Please confirm supplementally that the Fund does not intend to issue Preferred Shares within one year of effectiveness of the Registration Statement or, if the Fund does intend to issue Preferred Shares within one year, please add appropriate disclosure to the Registration Statement regarding Preferred Shares.

The Fund confirms that it has no current intent to issue Preferred Shares within one year of the effectiveness of the Registration Statement. The Fund notes that it is registering only common shares on the Registration Statement and is not registering Preferred Shares.

5.	Please consider whether “LIBOR Risk” should be moved to be the first risk.

The Fund has considered this suggestion and believes that “LIBOR Risk” is appropriately placed.

6.

The Staff notes that the Fund appears to have unfunded commitments. Please supplementally represent that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments, and please provide a general explanation as to why the Fund believes it can cover its commitments.

The Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments. As of the date of this letter, the Fund had sufficient cash and cash equivalents and borrowing capacity under the Fund’s credit facility to cover the value of its unfunded commitments.

7.	In the table under “Effects of Leverage”, please be consistent in either using a minus sign or parentheses to indicate negative numbers.

The Fund has updated the Prospectus accordingly.

8.	Under “Management of the Fund—Investment Team” please add Mr. Zable’s length of service in accordance with Form N-2 requirements.

The Fund has updated the disclosure accordingly.

9.	Under “Distributions” on page 89, please provide a plain English explanation of “return of capital”.

The Fund has updated the disclosure accordingly.

10.	Under “Dividend Reinvestment Plan” on page 90, please add disclosure regarding partial shares under the DRIP.

The Fund has added the requested disclosure.

11.	If it applies, please disclose the limitations and/or restrictions on the Fund if dividend payments are past due, as well as any restrictions on paying dividends. See Item 10.1.b of Form N-2.

The Fund currently does not have preferred stock, so the disclosure called for by Item 10.1.b of Form N-2 is not required.

Statement of Additional Information

12.

The Staff notes that there is a reference to convertible securities on page 8. If the Fund invests or expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the fund invests in CoCos and the characteristics of the CoCos (e.g., the credit quality and conversion triggers). If CoCos are, or will be, a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Fund intends to invest or currently invests in CoCos and the amount the fund currently invests in CoCos.

The Fund currently does not invest and does not intend to invest in CoCos.

13.

The Staff notes that the Fund marked the undertaking in Item 34(3)(d)(1), (4)(a) and (5) of the Part C as “Not applicable.” Please explain supplementally or add these undertakings to the Registration Statement.

The Fund has added the specified undertakings.

14.	The Staff notes the following with regard to the Amended and Restated Agreement and Declaration of Trust:

a.	Please disclose in an appropriate location in the Prospectus the pre-suit demand and reasonable amount of time provisions present in the Amended and Restated Agreement and Declaration of Trust.

The Fund has updated the disclosure accordingly.

b.

Please disclose in an appropriate location in the Prospectus a description of the 10% join and the reimbursement provisions present in the Amended and Restated Agreement and Declaration of Trust, and please disclose that these provisions do not apply to claims arising under the federal securities laws.

The Fund has updated the disclosure accordingly.

Please call Christopher Healey (914-907-3235) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda

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